

June 21, 2012

<u>Via E-mail</u>
Charles E. Coppa
Chief Financial Officer
GreenMan Technologies, Inc.
7 Kimball Lane, Building A
Lynnfield, MA 01940

> **Re:** **GreenMan Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 30, 2012**
> **File No. 333-181773**

Dear Mr. Coppa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are proposing to register the resale of up to 47,255,820 shares of your common stock on behalf of the selling security holders named in your registration statement. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling security holders, we believe this transaction might be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, please address the following factors: how long the selling security holders have held the shares, the circumstances under which they received them, their relationship to the company, the

amount of shares involved, whether they are in the business of underwriting securities, and finally, whether under all the circumstances it appears that they are acting as a conduit for the company. See Question 612.09 of the Securities Act Rules Compliance & Disclosure Interpretations.

2. Please include in the registration statement a materially complete description of the terms of the April 2012 private placement and the agreements related to the transaction. For example, we note that Section 2(d) of the Registration Rights Agreement entered into in connection with the transaction provides for the payment of liquidated damages to security holders in the event that the company does not take certain actions relating to the effectiveness of the registration statement. Please disclose the requirement to pay liquidated damages, as well as any other material terms of the transaction or related agreements.

Selling Security Holders, page 13

3. Please disclose the percentage of the class of common stock that will be owned by each selling security holder after completion of the offering. See Item 507 of Regulation S-K.

4. We note that certain of the selling security holders were granted the right to make an additional purchase of up to one-third of the number of shares of preferred stock and warrants purchased in the private placement. Please confirm that you are not registering such shares for resale, and please revise the table to clarify.

5. Please disclose how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including a description of the transactions, the dates of the transactions, the number of shares purchased in each transaction, and the purchase price, if any.

6. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. To the extent that this information is disclosed under the section entitled "Security Ownership of Certain Beneficial Owners and Management," you may provide a cross-reference to that section. See Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Exhibits

7. Please file the auditor's consent on EDGAR as Exhibit 23.1 to the registration statement.

8. We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion before the registration statement is declared effective, and we may have additional comments.

9. Please file complete copies of each of your exhibits to the registration statement, including those that you incorporate by reference. We note, for example, that you have omitted the signatures and the exhibits from Exhibit 10.47, the Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 of your Form 8-K filed on May 2, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Carl F. Barnes, Esq. (*via E-mail*)
       Morse, Barnes-Brown & Pendleton, P.C.